UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

Commission file number  1-8649

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

The Toro Company Investment, Savings, and Employee Stock Ownership Plan

The Toro Company

8111 Lyndale Avenue South

Bloomington, MN  55420

Attn: Director, Total Rewards & HR Services

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toro Company

8111 Lyndale Avenue South

Bloomington, MN  55420

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator
The Toro Company Investment, Savings,

and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s sponsor.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota

June 26, 2012

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments at fair value:
Interest in the Toro Company Master Trust Fund	$606,803,093	625,411,544

Employee contribution receivable	46,161	61,260
Employer contribution receivable	9,974,544	12,075,607
Participant loans	47	1,156
Total receivables	10,020,752	12,138,023

Total assets before adjustment at fair value	616,823,845	637,549,567
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,676,184)	(2,174,255)
Net assets available for benefits	$614,147,661	635,375,312

See accompanying notes to financial statements.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2011 and 2010

	2011	2010
Additions to net assets:
Investment (loss) income:
Plan interest in net investment (loss) income of the Toro Company Master Trust Fund	$(6,914,240)	114,071,540
Net investment (loss) income	(6,914,240)	114,071,540

Employer contributions	13,188,278	15,267,989
Employee contributions	13,113,603	12,790,079
Rollover contributions	1,198,716	410,336
Total contributions	27,500,597	28,468,404

Total additions to net assets	20,586,357	142,539,944

Deductions from net assets:
Administrative fees	(56,504)	(49,572)
Benefit payments	(41,757,504)	(39,353,415)
Total deductions from net assets	(41,814,008)	(39,402,987)

Assets transferred to the Plan	—	143,413

Net (decrease) increase in net assets available for benefits	(21,227,651)	103,280,370

Net assets available for benefits:
Beginning of year	635,375,312	532,094,942

End of year	$614,147,661	635,375,312

See accompanying notes to financial statements.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)         Summary Description of Plan

The following description of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document amended and restated as of January 1, 2009 for more complete information for calendar years prior to 2012.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective January 1, 2002, The Toro Company Employee Stock Ownership Plan was merged into The Toro Company Investment and Savings Plan to become the Plan. However, there continues to be an Employee Stock Ownership (ESOP) portion and a profit sharing portion of the Plan.  Effective September 2, 2003, the Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan was merged into the Plan. The Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan offered loans to participants.  Since loans are not offered under the Plan, outstanding loan balances were transferred as a result of the merger into the Plan and continue to be repaid by participants.  Effective April 4, 2008, the Rain Master Irrigation Systems, Inc. 401(k) Profit Sharing Plan was merged into the Plan.

The primary purpose of the ESOP portion of the Plan is to provide employees who become participants in the Plan an opportunity to have their account balances invested in common stock, par value $1.00 per share (Common Stock), of The Toro Company (the Company). The portions of participant accounts that hold Common Stock of the Company are included in the ESOP portion of the Plan.  The portions of participant accounts that do not hold such stock are included in the profit sharing portion of the Plan.

Participants may make their own contributions to the Plan.  These are initially made to the profit sharing portion of the Plan.

Plan participants are also eligible to have the Company make ESOP and investment fund contributions to the Plan on their behalf after two years of qualifying service with the Company. Participants are fully vested in the entire balance of their individual accounts attributable to those contributions. The Company also makes matching contributions to the Plan with respect to participant contributions. Participants are eligible for matching contributions after completing one year of qualifying service with the Company. Company matching contributions, together with income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested.

Participants may choose to have their accounts including those initially invested in Common Stock of the Company invested in any of the investment funds made available under the Plan or in Common Stock of the Company.  All contributions under the Plan are made to a trust that holds all of the assets of the Plan.

Participants may receive distributions from their vested accounts under the Plan upon termination of employment, retirement, or death in the form of a lump-sum payment or in installments.  Additionally, at age 59 ½, participants are able to take in-service withdrawals.  Participants are allowed to withdraw amounts that they previously rolled into the Plan.  Withdrawals are also allowed from selected accounts in the event of a defined financial hardship to the extent necessary to satisfy the financial need.  To the extent an account is invested in Common Stock of the

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Company, a withdrawal or distribution can be in the form of Common Stock of the Company or cash.

Benefit payments and transfers of participants’ interests are made by the trustee, Fidelity Investments (the Trustee).

During the years ended December 31, 2011 and 2010, forfeited nonvested accounts totaled $23,443 and $18,350, respectively. These amounts are used to offset future Company contributions.

Effective January 1, 2012, the Plan was amended and restated.  As part of the amendment and restatement, the following key changes were made: eligibility requirements were all changed to 30 days, automatic enrollment levels increased from 2% to 4%, and a vesting schedule was established for the investment fund and ESOP contributions, which is now similar to the vesting schedule for all matching contributions.

The Company (the administrator of the Plan) designs, manufactures, and markets professional turf maintenance equipment and services, turf irrigation systems, agricultural micro-irrigation systems, landscaping equipment and lighting, underground utility equipment, concrete and hardscape equipment, and residential yard and snow removal products. The Company absorbs all administrative costs of the Plan, with certain exceptions including investment management fees, which are netted against investment income.

(2)                      Summary of Significant Accounting Policies

(a)               Basis of Financial Statement Presentation

The accompanying financial statements of the Plan are presented in accordance with U.S generally accepted accounting principles (U.S. GAAP). The accounting records of the Plan are maintained on the accrual basis.

(b)               Investments

The Plan’s investments are in a Master Trust held by the Trustee. The investment securities are stated at fair values based upon published quotations or, in the absence of available quotations, at fair values determined by the Trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.  Purchases and sales of securities are recorded on a trade-date basis.  Interest is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Company maintains one Master Trust for two profit sharing and retirement plans that are sponsored by the Company. The two plans are the Plan and The Toro Company Profit Sharing Plan for Plymouth Union Employees. The purpose of the Master Trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans.  The Master Trust invests in fully benefit-responsive investment contracts stated at fair

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2011 and 2010

value which are then adjusted to contract value.  Fair value of the contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Plan’s proportionate share of net investment income (loss) from the Master Trust is based upon the percentage of the fair value of the Plan’s investment in the Master Trust’s net assets. The Plan’s percentage interest in the net assets of the Master Trust was approximately 99% as of each of December 31, 2011 and 2010.

(c)             Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company, as the administrator of the Plan, to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)            Concentrations of Risk

The Plan has investments in a variety of investment funds.  Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The assets held by the Master Trust include the Common Stock of the Company.  At December 31, 2011 and 2010, approximately 33% and 34%, respectively, of the investments of the Master Trust were invested in Common Stock of the Company.  The underlying value of the Common Stock of the Company is entirely dependent upon the performance of the Company and the market’s evaluation of such performance and other factors.

(e)          Fully Benefit-Responsive Investment Contracts

The Plan indirectly invests in investment contracts and security-backed contracts through the Wells Fargo Stable Value Fund E.  An investment contract is a contract issued by a financial institution to provide a stated return to the buyer of the contract for a specified period of time.  A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party.  The yield earned by the Wells Fargo Stable Value Fund E at December 31, 2011 and 2010 was 1.56% and 2.38%, respectively.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2011 and 2010

responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits present the fair value of the Master Trust, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The statements of changes in net assets available for benefits is prepared on a contract value basis.

(3)                       Funding Policy, Contributions, and Plan Transfers

For the ESOP portion of the Plan, the Company, at its discretion, may choose to make an annual contribution to a qualified employee’s or participant’s account in the form of Common Stock of the Company.  To the extent that a contribution is made for a plan year, it is contributed based on a percentage of the participant’s eligible compensation for the plan year.

For the profit sharing portion of the Plan, the Company, at its discretion, may choose to make an annual contribution to a qualified employee’s or participant’s account in the form of cash.  This contribution is allocated to a participant’s account based on a participant’s allocation of funds under the 401(k) feature.  To the extent that a contribution is made for a plan year, it is contributed based on a percentage of the participant’s eligible compensation for the plan year plus a percentage of the participant’s eligible compensation above the Social Security taxable wage base.

Participants can also elect salary reduction elections under a 401(k) feature, after-tax contributions and rollover funds from other qualified plans.  The Company may, at its discretion, make a matching contribution to employee contributions to the Plan.

Transfers to/from other funds represent participant elected rollovers to/from plans of other employers or other transfers to/from other plans.

(4)                      Party-in-interest Transactions

The Trustee and the Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and some of the investment funds available to participants include mutual funds managed by the Trustee. In the opinion of the Plan’s legal counsel, transactions between the Plan and the Trustee are exempt from being considered as “prohibited transactions” under the ERISA Section 408(b).

(5)                      Plan Termination

The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions which is vested in a manner described above. Upon termination of the Plan, interests of active participants in the Plan fully vest.

(6)                      Master Trust Fund

Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2011 and 2010

the investments of the investment funds, except to the extent the trustee is subject to the discretion of participants, other fiduciaries or the Company. In accordance with the trust agreement, the assets of the Plan are held together with assets of other plans sponsored by the Company in the Master Trust.  Investment income related to the Master Trust is allocated to the individual plans based upon beginning of the month balances invested in the Plan.

Fair values of Master Trust investments at December 31, 2011 and 2010 were as follows:

	2011	2010
Common Collective Trusts	$123,846,192	116,012,014
Registered Investment Securities	194,700,457	216,205,251
Common Stock	200,867,070	211,007,726
Pooled Funds	90,484,097	85,415,812
Total Master Trust Investments	$609,897,816	628,640,803

Plan Interest in Master Trust	$606,803,093	625,411,544

Net investment (loss) income for the Master Trust for the years-ended December 31, 2011 and 2010 was as follows:

	2011	2010
Net realized and unrealized (depreciation) apreciation in fair value of investments
Common Collective Trusts	$3,813,068	5,454,739
Registered Investment Securities	(14,156,594)	25,287,058
Common Stock	(3,194,567)	72,947,240
Pooled Funds	131,732	8,644,492
Net realized and unrealized (depreciation) appreciation	$(13,406,361)	112,333,529

Dividends	6,942,980	4,457,733
Net investment (loss) income	$(6,463,381)	116,791,262

The Master Trust categorizes its assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2011 and 2010

observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Master Trust’s investments in Common Stock of the Company and registered investment securities are classified as Level 1 assets in the fair value hierarchy, while the Master Trust’s investments in common collective trusts and pooled funds are classified as Level 2 assets in the fair value hierarchy. Common collective trusts and pooled funds are valued at Net Asset Value (NAV), which is based on the fair value of the underlying securities owned by the fund and divided by the number of shares outstanding.  The NAV unit price is quoted on a private market that is not active.

Assets measured at fair value, as of December 31, 2011 and 2010 are summarized below:

December 31, 2011	Level 1	Level 2	Level 3	Total
Common Stock	200,867,070	—	—	200,867,070
Registered Investment Securities	194,700,457	—	—	194,700,457
Common Collective Trusts	—	123,846,192	—	123,846,192
Pooled Funds	—	90,484,097	—	90,484,097
Total	395,567,527	214,330,289	—	609,897,816

December 31, 2010	Level 1	Level 2	Level 3	Total
Common Stock	211,007,726	—	—	211,007,726
Registered Investment Securities	216,205,251	—	—	216,205,251
Common Collective Trusts	—	116,012,014	—	116,012,014
Pooled Funds	—	85,415,812	—	85,415,812
Total	427,212,977	201,427,826	—	628,640,803

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2011 and 2010.

The following presents investments in the Master Trust as of December 31, 2011 and 2010 that represent 5% or more of the Master Trust’s net assets in either year:

Description	2011	2010
Wells Fargo Stable Value Fund E	$106,043,767	101,268,883
Fidelity Diversified International Fund	—	33,825,531
Growth Fund of America	50,201,839	57,928,854
T. Rowe Price Equity Income Fund	37,529,027	—
Eaton Vance Large Cap Value I	—	40,767,149
The Toro Company Common Stock	200,867,070	211,007,726

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(7)         Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 19, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Company, as the administrator of the Plan, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires the Plan’s sponsor to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes that the Plan is no longer subject to income tax examinations for years prior to 2008.

(8)         Subsequent Events

The Company evaluated all subsequent events and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

(9)         Reconciliation of Differences between these Financial Statements and the Financial Information Required on Form 5500:

December 31,
2011
Net assets available for benefits as presented in these financial statements	$614,147,661
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	2,676,184

Net assets available for benefits as presented on Form 5500	$616,823,845

Year Ended
December 31,
2011
Net decrease in net assets available for benefits as presented in these financial statements	$(21,227,651)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	2,676,184
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	(2,174,255)

Net decrease in net assets available for benefits as presented on Form 5500	$(20,725,722)

Schedule 1

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

		Current
Description	Cost	value

*Participant Loans	—	$47

Total		$47

*Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Investment, Savings, and
Employee Stock Ownership Plan

Date: June 26, 2012	By	/s/ Renee J. Peterson
Renee J. Peterson
Vice President Finance
and Chief Financial Officer
of The Toro Company

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm